Chapman and Cutler LLP                                  111 West Monroe Street
                                                        Chicago, Illinois  60603




                                August 5, 2021




Mark Cowan
U.S. Securities and Exchange Commission
Division of Investment Management
Disclosure Review Office
100 F Street, N.E.
Washington, D.C. 20549



      Re:                           FT 9597
              Balanced Income Equity and ETF Portfolio, Series 50
                     CIK No. 1865002  File No. 333-257889
--------------------------------------------------------------------------------


Dear Mr. Cowan:

      We received your comments regarding the Registration Statement for the above captioned Trust. This letter serves to respond to your comments.

COMMENTS

Portfolio
_________

      1. PLEASE CONSIDER MOVING THE SECOND PARAGRAPH OF THE PORTFOLIO SELECTION PROCESS ("THE DURATION OF A BOND ... ") TO BE THE THIRD PARAGRAPH SINCE DURATION IS DISCUSSED LATER IN THE SECTION.

      Response:   The  prospectus will  be  revised  in  accordance  with  the
Staff's comment.

      2. PLEASE BETTER EXPLAIN THE TRUST'S FOCUS OF "MATURITY AND DURATION" IN THE DISCLOSURE. THE TRUST SHOULD KNOW WHETHER IT WILL INVEST IN SHORT- OR LONG-TERM MATURITY/DURATION BASED ON CURRENT INTEREST RATES SINCE ALL THESE INVESTMENTS WILL BE SELECTED IN ADVANCE OF THE DEPOSIT.

      Response: The prospectus has been revised as follows:

      The ETFs were selected by our research department based on a number of factors including, but not limited to, the size and liquidity of the ETFs (requiring a minimum market capitalization of $50,000,000), the current dividend yield of the ETFs (prioritizing ETFs with the highest dividend yields) and the quality and character of the securities held by the ETFs (mostly focusing on credit quality, maturity and duration, which are balanced to varying degrees based on current economic conditions). In times of rising interest rates, funds with shorter average durations and maturities are favored. If rising interest rates are less of a concern, the average duration and maturity of the funds are less of a consideration. All other factors being equal, the Sponsor will select ETFs with lower expense ratios, while attempting to limit the overlap of the securities held by the ETFs.

      3. THE STAFF NOTES THE DISCLOSURE STATES, "THE SPONSOR CREATED AN INITIAL UNIVERSE OF COMMON STOCKS BY SELECTING STOCKS THAT TRADE ON A U.S. STOCK EXCHANGE EITHER DIRECTLY OR THROUGH AN ADR (AMERICAN DEPOSITARY RECEIPT), HAVE A MARKET CAPITALIZATION OF GREATER THAN $5 BILLION AND HAVE ADEQUATE LIQUIDITY FOR INVESTMENT."

      (A) PLEASE EXPAND THE REFERENCE OF STOCKS TO INCLUDE THOSE THAT TRADE ON A U.S. STOCK EXCHANGE THROUGH A GLOBAL DEPOSITARY RECEIPT (GDR) AND NEW YORK REGISTRY SHARE, AS NOTED IN THE ADDITIONAL PORTFOLIO CONTENTS SECTION.

      (B) PLEASE CLARIFY WHAT IS MEANT BY "ADEQUATE LIQUIDITY FOR INVESTMENT," IN THE ABOVE-REFERENCED DISCLOSURE.

      Response: Please see below for the Trust's responses:

      (a) The Trust respectfully declines to revise the disclosure to add GDRs or New York Registry Shares, as this disclosure relates only to the common stock portion of the selection process which currently only includes stocks that trade on a U.S. stock exchange either directly or through an ADR. Currently, the initial universe of common stocks does not include GDRs or New York Registry Shares. Additionally, the reference to GDRs and New York Registry Shares in the Additional Portfolio Contents section refers to the Trust's exposure to these investments through the Funds held by the Trust.

      (b) In accordance with the Staff's comment, the disclosure has been revised as follows:

      "The Sponsor created an initial universe of Common Stocks by selecting stocks that trade on a U.S. stock exchange either directly or through an ADR (American Depositary Receipt), have a market capitalization of greater than $5 billion and have enough daily liquidity to adequately support the buying and selling of the anticipated number of shares on any given day to meet the Trust's purchases and/or redemption requirements."

Risk Factors
____________

      4. IF THE TRUST WILL HAVE MATERIAL EXPOSURE TO CHINA, PLEASE DISCLOSE THE RISKS ASSOCIATED WITH INVESTMENTS IN CHINA.

      Response: If, based on the Trust's final portfolio, the Trust has material exposure to China, appropriate risk disclosure will be added to the Trust's prospectus.

      We appreciate your prompt attention to this Registration Statement. If you have any questions or comments or would like to discuss our responses to your questions, please feel free to contact Brian D. Free at (312) 845-3017 or the undersigned at (312) 845-3721.

                                       Very truly yours,

                                       CHAPMAN AND CUTLER LLP


                                       By  /s/ Daniel J. Fallon
                                           ___________________________
                                               Daniel J. Fallon